SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NCI BUILDING SYSTEMS, INC.
(Name of Subject Company (Issuer))
NCI BUILDING SYSTEMS, INC.
(Name of Filing Person (Issuer))
2.125% Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)
628852AG0
(CUSIP Number of Class of Securities)
Todd R. Moore
Executive Vice President, General Counsel and Secretary
10943 North Sam Houston Parkway West
Houston, Texas 77064
(281) 897-7788
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

          This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by NCI Building Systems, Inc. (“NCI”) with the Securities and Exchange Commission on November 9, 2009. Pursuant to Rule 12b.15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the item of the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein.
Items 1 through 9 and 11:
Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following information:
     On December 9, 2009, NCI issued a press release announcing, among others, the completion of its previously announced tender offer (the “Offer”) for all of its outstanding 2.125% Convertible Senior Subordinated Notes due 2014 (the “Notes”) on December 8, 2009 at 11:59 p.m. The press release also states that no holders of Notes delivered any tender pursuant to the Offer. The press release is incorporated herein by reference to exhibit 99.1 to Form 8-K filed with the SEC on December 9, 2009.
Item 12. Exhibits

Exhibit
Number	Description
(a)(6)	Press release issued on December 9, 2009.*

*	Incorporated by reference to exhibit 99.1 to Form 8-K filed with the SEC on December 9, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

NCI BUILDING SYSTEMS, INC.
By:	/s/ Todd R. Moore
Todd R. Moore
Executive Vice President, General Counsel and Secretary

Date: December 14, 2009